Exhibit 99.2

Lavoro Limited

Ugland House, Grand Cayman

PO Box 309

Grand Cayman, KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Lavoro Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held at the offices of the Company located at Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, 04548-005, Brazil, and virtually by accessing the following link https://www.virtualshareholdermeeting.com/LVRO2025, on June 27, 2025 at 3:00 pm Brazil time.

This proxy statement and our annual report on Form 20-F for the fiscal year ended June 30, 2024 can be accessed, free of charge, on the Investor Relations section of the Company’s website https://ir.lavoroagro.com/ and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at http://www.proxyvote.com for registered shareholders and at http://www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

On or about June 2, 2025, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website https://ir.lavoroagro.com/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A ordinary shares (the “Ordinary Shares”) of the Company as at the close of business on May 22, 2025, BRT (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 114,585,757 Ordinary Shares were issued and outstanding. The presence, in person or by proxy, of one or more persons holding at least twenty (20) per cent in par value of the issued shares in the capital of the Company which confer the right to attend and vote thereat, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will each be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about June 2, 2025, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., BRT, on June 26, 2025 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Continental Stock Transfer & Trust Company (“CST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at http://www.proxyvote.com by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by CST. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Ordinary Shares of record and you do not vote by Internet, mobile device, proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at http://www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at tigran.karapetian@lavoroagro.com and fernanda.rosa@lavoroagro.com, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., BRT, on June 26, 2025.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2024

The Company seeks shareholder approval and ratification of the Company’s 2024 financial statements which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended June 30, 2024. A copy of the Company’s 2024 financial statements is available on the on the Investor Relations section of the Company’s website at https://ir.lavoroagro.com/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED JUNE 30, 2024.

PROPOSAL 2:

APPROVAL OF THE RE-APPOINTMENT OF DANIEL FISBERG TO BE A MEMBER OF THE BOARD OF DIRECTORS AND TO SERVE AS A CLASS 2 DIRECTOR

The Company seeks shareholder approval for Daniel Fisberg to be re-appointed as a member of the Board of Directors of the Company, to serve as a Class 2 Director of the Company until the 2028 Annual General Meeting of the Company or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE RE-APPOINTMENT OF DANIEL FISBERG TO BE A MEMBER OF THE BOARD OF DIRECTORS AND TO SERVE AS A CLASS 2 DIRECTOR.

PROPOSAL 3:

APPROVAL OF THE RE-APPOINTMENT OF MARCOS DE MELLO MATTOS HAALAND TO BE A MEMBER OF THE BOARD OF DIRECTORS AND TO SERVE AS A CLASS 2 DIRECTOR

The Company seeks shareholder approval for Marcos de Mello Mattos Haaland to be re-appointed as a member of the Board of Directors of the Company, to serve as a Class 2 Director of the Company until the 2028 Annual General Meeting of the Company or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE RE-APPOINTMENT OF MARCOS DE MELLO MATTOS HAALAND TO BE A MEMBER OF THE BOARD OF DIRECTORS AND TO SERVE AS A CLASS 2 DIRECTOR.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2024 annual report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.lavoroagro.com/ and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors Marcos de Mello Mattos Haaland June 2, 2025

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